Mail Stop 3628

                                                                June 29, 2021

     Adam Wright
     Executive Vice President, Operations and Chief Executive Officer Pacific Gas and Electric Company
     77 Beale Street
     P.O. Box 770000
     San Francisco, California 94177

     Margaret Becker
     President
     PG&E Recovery Funding LLC
     C/O Pacific Gas and Electric Company
     77 Beale Street
     P.O. Box 770000
     San Francisco, California 94177

             Re:   Pacific Gas and Electric Company
                   PG&E Recovery Funding LLC
                   Registration Statement on Form SF-1
                   Filed June 9, 2021
                   File Nos. 333-256944 and 333-256944-01

     Dear Mr. Wright and Ms. Becker:

            We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Adam Wright
Pacific Gas and Electric Company
Margaret Becker
PG&E Recovery Funding LLC
June 29, 2021
Page 2

Registration Statement on Form SF-1

General

    1. It appears that your table of contents includes titles of tables and charts that are not intended to be separate section headings. For example, in the table of contents,
          Expected Sinking Fund Schedule    appears to be the title of a
section, but    Expected
       Sinking Fund Schedule    is actually the title of a single table
appearing on page 75.
       Please revise your table of contents as necessary so it only reflects appropriate section headings and subheadings.

    2. We note that throughout the registration statement you refer to the
series supplement    to
       the indenture. We also note your disclosure on page 83 regarding the conditions of issuance of additional recovery bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements.

    3. Please confirm that no more than 50% of the recovery property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of
       Regulation AB.

Security for the Recovery Bonds

Pledge of Collateral, page 99

    4. We note that, in addition to the recovery property, property in the collection account and
       all of its subaccounts will also secure the bonds, including    cash
instruments, investment
       property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited
thereto.    Please
       confirm whether any of the underlying collateral will consist of securities for purposes of
       Rule 190 under the Securities Act.

Part II     Information Not Required in Prospectus

Item 14. Exhibits, page 2

    5. Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
       Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
 Adam Wright
Pacific Gas and Electric Company
Margaret Becker
PG&E Recovery Funding LLC
June 29, 2021
Page 3

Item 15. Undertakings, page 3

      6. Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so. Please also revise to use the correct language
         of    determining the eligibility of the trustee       in Item 512(j)
of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


cc:      Adam O   Brian, Esq., Hunton Andrews Kurth LLP

         Michael Fitzpatrick, Esq., Hunton Andrews Kurth LLP